Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2016

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2016	December 31, 2015
CURRENT ASSETS
Cash and cash equivalents	4	4,730,025	5,648,080
Short-term investments
Held for Trading	4	794,989	1,270,760
Trade accounts receivable - net	5	4,527,641	4,587,426
Inventories	6	8,117,680	8,781,113
Tax credits		659,687	673,155
Income and social contribution taxes recoverable		585,875	724,843
Unrealized gains on financial instruments	13	13,257	37,981
Other current assets		439,431	454,140
		19,868,585	22,177,498

NON-CURRENT ASSETS
Tax credits		77,144	77,990
Deferred income taxes		4,055,514	4,307,462
Unrealized gains on financial instruments	13	7,459	5,620
Related parties	15	60,162	54,402
Judicial deposits	14	1,773,325	1,703,367
Other non-current assets		402,471	490,583
Prepaid pension cost		118,847	140,388
Investments in associates and jointly-controlled entities	8	1,246,645	1,392,882
Goodwill	10	13,407,607	14,653,026
Other Intangibles		1,664,366	1,835,761
Property, plant and equipment, net		22,322,685	23,255,730
		45,136,225	47,917,211

TOTAL ASSETS		65,004,810	70,094,709

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2016	December 31, 2015
CURRENT LIABILITIES
Trade accounts payable		3,343,318	3,629,788
Short-term debt	11	2,463,842	2,387,237
Taxes payable		348,256	349,674
Income and social contribution taxes payable		61,918	140,449
Payroll and related liabilities		431,940	480,430
Employee benefits		14,967	18,535
Environmental liabilities		26,160	27,736
Unrealized losses on financial instruments	13	22,084	—
Other current liabilities		724,819	829,182
		7,437,304	7,863,031

NON-CURRENT LIABILITIES
Long-term debt	11	20,992,573	23,826,758
Debentures	12	227,494	246,862
Related parties	15	—	896
Deferred income taxes		830,122	914,475
Provision for tax, civil and labor liabilities	14	1,999,823	1,904,730
Environmental liabilities		111,906	136,070
Employee benefits		1,582,297	1,687,486
Obligations with FIDC	16	896,147	853,252
Other non-current liabilities		640,962	690,766
		27,281,324	30,261,295

EQUITY	17
Capital		19,249,181	19,249,181
Treasury stocks		(362,786)	(383,363)
Capital reserves		11,597	11,597
Retained earnings		6,915,923	6,908,059
Operations with non-controlling interests		(2,877,488)	(2,877,488)
Other reserves		7,077,596	8,777,815
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		30,014,023	31,685,801

NON-CONTROLLING INTERESTS		272,159	284,582

EQUITY		30,286,182	31,970,383

TOTAL LIABILITIES AND EQUITY		65,004,810	70,094,709

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2016	March 31, 2015

NET SALES		10,084,511	10,447,376

Cost of sales	20	(9,271,833)	(9,335,523)

GROSS PROFIT		812,678	1,111,853

Selling expenses	20	(214,332)	(179,519)
General and administrative expenses	20	(429,554)	(480,442)
Other operating income	20	47,224	56,851
Other operating expenses	20	(7,409)	(30,038)
Equity in earnings of unconsolidated companies	8	(7,581)	6,535

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		201,026	485,240

Financial income	21	75,790	109,116
Financial expenses	21	(525,102)	(372,064)
Exchange variations, net	21	509,430	(651,254)
Gain and losses on financial instruments, net	21	(21,520)	15,637

INCOME (LOSS) BEFORE TAXES		239,624	(413,325)
Current	7	(33,308)	(45,385)
Deferred	7	(192,130)	726,071
Income and social contribution taxes		(225,438)	680,686

NET INCOME		14,186	267,361

ATTRIBUTABLE TO:
Owners of the parent		8,695	293,062
Non-controlling interests		5,491	(25,701)
		14,186	267,361

Basic earnings per share - preferred and common - (R$)	18	0.01	0.17

Diluted earnings per share - preferred and common - (R$)	18	0.01	0.17

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2016	March 31, 2015
Net income for the period	14,186	267,361
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	(108,360)	226,268
Cumulative translation adjustment	(2,514,978)	4,446,034
Unrealized Gains (Losses) on net investment hedge	919,216	(1,601,878)
Cash flow hedges
Unrealized Gains	2,319	3,579
	(1,701,803)	3,074,003

Total comprehensive income (loss) for the period, net of tax	(1,687,617)	3,341,364

Total comprehensive income (loss) attributable to:
Owners of the parent	(1,677,165)	3,267,680
Non-controlling interests	(10,452)	73,684
	(1,687,617)	3,341,364

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest													Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non- controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option
Balance as of January 1, 2015	19,249,181	(233,142)	11,597	628,228	611,531	10,475,045	—	(1,732,962)	(2,472,853)	(923)	5,874,714	(347,847)	138,250	32,200,819	1,053,715	33,254,534
2015 Changes in Equity
Net income	—	—	—	—	—	—	293,062	—	—	—	—	—	—	293,062	(25,701)	267,361
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	(1,599,186)	3,478	4,570,326	—	—	2,974,618	99,385	3,074,003
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	293,062	—	(1,599,186)	3,478	4,570,326	—	—	3,267,680	73,684	3,341,364
Adjustments of dividends after repurchase/exercise of shares	—	—	—	—	—	944	—	—	—	—	—	—	—	944	—	944
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(23,723)	(23,723)	467	(23,256)
Treasury stocks	—	(161,278)	—	—	—	—	—	—	—	—	—	—	—	(161,278)	—	(161,278)
Stock option exercised during the period	—	30,913	—	—	—	(2,014)	—	—	—	—	—	—	—	28,899	(54)	28,845
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(531)	(531)
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,045)	(1,045)
Balance as of March 31, 2015 (Note 17)	19,249,181	(363,507)	11,597	628,228	611,531	10,473,975	293,062	(1,732,962)	(4,072,039)	2,555	10,445,040	(347,847)	114,527	35,313,341	1,126,236	36,439,577

Balance as of January 1, 2016	19,249,181	(383,363)	11,597	628,228	611,531	5,668,300	—	(2,877,488)	(6,083,288)	16,084	15,021,878	(314,981)	138,122	31,685,801	284,582	31,970,383
2016 Changes in Equity
Net income	—	—	—	—	—	—	8,695	—	—	—	—	—	—	8,695	5,491	14,186
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	918,971	2,309	(2,607,140)	—	—	(1,685,860)	(15,943)	(1,701,803)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	8,695	—	918,971	2,309	(2,607,140)	—	—	(1,677,165)	(10,452)	(1,687,617)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(14,359)	(14,359)	(49)	(14,408)
Stock option exercised during the period	—	20,577	—	—	—	(831)	—	—	—	—	—	—	—	19,746	59	19,805
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,981)	(1,981)
Balance as of March 31, 2016 (Note 17)	19,249,181	(362,786)	11,597	628,228	611,531	5,667,469	8,695	(2,877,488)	(5,164,317)	18,393	12,414,738	(314,981)	123,763	30,014,023	272,159	30,286,182

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2016	March 31, 2015

Cash flows from operating activities
Net income for the period		14,186	267,361
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	20	681,188	603,272
Equity in earnings of unconsolidated companies	8	7,581	(6,535)
Exchange variation, net	21	(509,430)	651,254
Gains (Loss) on financial instruments, net	21	21,520	(15,637)
Post-employment benefits		67,477	66,072
Stock based remuneration		8,766	5,224
Income and social contribution taxes	7	225,438	(680,686)
Gains on disposal of property, plant and equipment and investments, net		(1,806)	(1,732)
Allowance for doubtful accounts		36,516	18,432
Provision for tax, labor and civil claims		96,259	73,998
Interest income on trading securities		(20,543)	(59,016)
Interest expense on loans	21	397,235	318,929
Interest on loans with related parties	15	2,640	(649)
(Reversal) Provision for net realizable value adjustment in inventory	6	(38,978)	1,110
		988,049	1,241,397
Changes in assets and liabilities
Increase in trade accounts receivable		(261,462)	(228,810)
Decrease (Increase) in inventories		231,774	(318,686)
(Decrease) Increase in trade accounts payable		(77,451)	33,721
Decrease (Increase) in other receivables		11,421	(96,355)
(Decrease) Increase in other payables		(78,113)	76,691
Dividends from associates and jointly-controlled entities		30,296	—
Purchases of trading securities		(54,213)	(255,290)
Proceeds from maturities and sales of trading securities		465,856	973,361
Cash provided by operating activities		1,256,157	1,426,029

Interest paid on loans and financing		(289,854)	(194,720)
Income and social contribution taxes paid		(37,183)	(287,306)
Net cash provided by operating activities		929,120	944,003

Cash flows from investing activities
Additions to property, plant and equipment	9	(485,312)	(612,344)
Proceeds from sales of property, plant and equipment, investments and other intangibles		2,401	3,974
Additions to other intangibles		(29,367)	(23,649)
Capital increase in jointly-controlled entity		—	(40,524)
Net cash used in investing activities		(512,278)	(672,543)

Cash flows from financing activities
Purchase of treasury shares		—	(161,278)
Dividends and interest on capital paid		—	(120,888)
Proceeds from loans and financing		461,277	913,026
Repayment of loans and financing		(1,475,030)	(670,699)
Intercompany loans, net		(9,296)	(39,851)
Net cash used in financing activities		(1,023,049)	(79,690)

Exchange variation on cash and cash equivalents		(311,848)	354,423

(Decrease) Increase in cash and cash equivalents		(918,055)	546,193
Cash and cash equivalents at beginning of period		5,648,080	3,049,971
Cash and cash equivalents at end of period		4,730,025	3,596,164

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on May 03, 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended on March 31, 2016 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2015, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The IASB releases of IFRS standards with effect for periods beginning in 2016 had no impact in the Company’s Financial Statements. Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the year 2017 and/or after. The Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. Also, the IASB added to IFRS 9 the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets, commitments to extend credit and hedge accounting. This standard is effective for annual reporting periods beginning on or after January 1, 2018.

• IFRS 15 - Revenue from Contracts with Customers and subsequently the issuance of document for clarification on this standard. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer, as well as the subsequent document issued, which clarifies on important matters of this standard. This standard is effective for years beginning on or after January 1, 2018.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

•  IFRS 16 — Leases. Determine aspects related to recognition, measurement and disclosure of leases. This standard is effective for years beginning on or after January 1, 2019.

• Amendments to IAS 12 — Income tax. Provides guidance to deferred tax assets recognition related to deductible temporary differences. This revised standard is effective for years beginning on or after January 1, 2017.

• Amendments to IAS 7 — Cash Flow. Provides changes on disclosure of liabilities arising from financing activities. This revised standard is effective for years beginning on or after January 1, 2017.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended on March 31, 2016, compared to those existing on December 31, 2015.

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended on March 31, 2016, compared to those existing on December 31, 2015.

3.3 — Associate companies

The Company did not have material changes in investments in associated companies for the period ended on March 31, 2016, compared to those existing on December 31, 2015.

3.4 — Total cash paid for business combinations

There were no amounts paid for business combinations for the periods ended on March 31, 2016 and March 31, 2015.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2016	December 31, 2015
Cash	11,377	15,373
Banks and immediately available investments	4,718,648	5,632,707
Cash and cash equivalents	4,730,025	5,648,080

Short term investments

	March 31, 2016	December 31, 2015
Held for trading	794,989	1,270,760
Short-term investments	794,989	1,270,760

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 5 — ACCOUNTS RECEIVABLE

	March 31, 2016	December 31, 2015
Trade accounts receivable - in Brazil	1,289,413	1,152,481
Trade accounts receivable - exports from Brazil	280,733	503,854
Trade accounts receivable - foreign subsidiaries	3,171,042	3,116,352
(-) Allowance for doubtful accounts	(213,547)	(185,261)
	4,527,641	4,587,426

NOTE 6 - INVENTORIES

	March 31, 2016	December 31, 2015
Finished products	4,077,630	4,313,538
Work in progress	1,715,202	1,776,633
Raw materials	1,434,355	1,865,761
Storeroom supplies	603,021	560,630
Advances to suppliers	149,213	111,861
Imports in transit	198,736	253,811
(-) Allowance for adjustments to net realizable value	(60,477)	(101,121)
	8,117,680	8,781,113

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2015	(66,363)
Provision for adjustments to net realizable value	(54,987)
Reversal of adjustments to net realizable value	37,451
Exchange rate variation	(17,222)
Balance as of December 31, 2015	(101,121)
Provision for adjustments to net realizable value	(2,207)
Reversal of adjustments to net realizable value	41,185
Exchange rate variation	1,666
Balance as of March 31, 2016	(60,477)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on March 31, 2016 and 2015. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 24.0% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month period ended
	March 31, 2016	March 31, 2015
Income (Loss) before income taxes	239,624	(413,325)
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(81,472)	140,531
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(168,898)	426,812
- Equity in earnings of unconsolidated companies	(2,578)	2,222
- Interest on equity *	—	355
- Tax credits and incentives	1,200	3,364
- Tax deductible goodwill recorded in statutory books	27,352	89,707
- Other permanent differences, net	(1,042)	17,695
Income and social contribution taxes	(225,438)	680,686
Current	(33,308)	(45,385)
Deferred	(192,130)	726,071

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

b) Tax Assets not booked:

The Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 334,953 (R$ 335,225 as of December 31, 2015), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries abroad had R$ 390,490 (R$ 483,469 as of December 31, 2015) of tax credits on capital losses which deferred tax assets have not been booked and which expire between  2029 and 2035 and also several tax losses of state credits in the amount of R$ 865,097 (R$ 841,008 as of December 31, 2015), which expire at various dates between 2016 and 2036.

NOTE 8 — INVESTMENTS

	Jointly controlled entities			Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Others	Total
Balance as of January 01, 2015	40,152	109,930	364,281	124,211	20,251	298,409	435,568	1,581	1,394,383
Equity in earnings	14,432	(88,690)	38,485	11,725	(1,933)	(7,574)	9,053	—	(24,502)
Cumulative Translation Adjustment	11,265	27,021	173,079	—	2,611	68,733	134,749	503	417,961
Control acquisition	—	—	—	—	(20,929)	—	—	—	(20,929)
Impairment of assets	—	—	—	—	—	—	(361,786)	—	(361,786)
Capital increase	—	40,524	—	—	—	—	—	—	40,524
Dividends/Interest on equity	(5,116)	—	—	(46,341)	—	—	(1,312)	—	(52,769)
Balance as of December 31, 2015	60,733	88,785	575,845	89,595	—	359,568	216,272	2,084	1,392,882
Equity in earnings	5,428	(34,830)	10,009	5,975	—	(257)	6,094	—	(7,581)
Cumulative Translation Adjustment	(2,595)	(5,574)	(52,414)	3	—	(25,935)	(21,747)	(98)	(108,360)
Dividends/Interest on equity	(3,695)	—	(26,601)	—	—	—	—	—	(30,296)
Balance as of March 31, 2016	59,871	48,381	506,839	95,573	—	333,376	200,619	1,986	1,246,645

Goodwill

	March 31, 2016	December 31, 2015
Dona Francisca Energética S.A.	17,071	17,071
Corsa Controladora S.A. de C.V.	215,266	234,222
	232,337	251,293

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on March 31, 2016, acquisitions amounted to R$ 485,312 (R$ 612,344 as of March 31, 2015), and disposals amounted to R$ 595 (R$ 2,243 as of March 31, 2015).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended on March 31, 2016 amounted to R$ 63,906 (R$ 38,058 as of March 31, 2015).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 751,391 as of March 31, 2016 (R$ 823,650 as of December 31, 2015).

NOTE 10 — GOODWILL

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2015	12,834,998	(278,594)	12,556,404
(+/-) Foreign exchange effect	5,264,188	(167,679)	5,096,509
(-) Impairment	—	(2,999,887)	(2,999,887)
Balance as of December 31, 2015	18,099,186	(3,446,160)	14,653,026
(+/-) Foreign exchange effect	(1,509,600)	264,181	(1,245,419)
Balance as of March 31, 2016	16,589,586	(3,181,979)	13,407,607

	March 31, 2016	December 31, 2015
Brazil	513,924	519,327
Special Steels	2,680,861	2,938,025
North America	10,212,822	11,195,674
	13,407,607	14,653,026

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	March 31, 2016	December 31, 2015

Working capital	10.68%	3,688,212	3,814,454
Financing of property, plant and equipment and others	7.48%	3,604,028	3,996,409
Ten/Thirty Years Bonds	6.21%	16,164,175	18,403,132
Total financing		23,456,415	26,213,995
Current		2,463,842	2,387,237
Non-current		20,992,573	23,826,758

Principal amount of the financing		23,030,258	25,760,836
Interest amount of the financing		426,157	453,159
Total financing		23,456,415	26,213,995

(*) Weighted average effective interest costs on March 31, 2016.

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Summary of loans and financing by currency:

	March 31, 2016	December 31, 2015
Brazilian Real (R$)	2,634,409	3,224,563
U.S. Dollar (US$)	19,480,177	21,637,029
Other currencies	1,341,829	1,352,403
	23,456,415	26,213,995

The amortization schedules of long-term loans and financing are as follows:

	March 31, 2016	December 31, 2015
2017*	4,000,108	4,636,764
2018	1,230,118	1,530,746
2019	939,699	968,992
2020	3,452,162	3,813,070
2021	4,038,829	7,390,820
2022 on	7,331,657	5,486,366
	20,992,573	23,826,758

(*) For the period as of March 31, 2016, the amounts represents payments from April 01, 2017 to December 31, 2017.

a) Covenants

In September 2015, the Company completed the renegotiation process of financial covenants in all contracts of Gerdau S.A. Starting from October, only operations with BNDES include the Company’s contract established debt ratios, however with different features from those in contracts with commercial banks. In the event of a possible breach of the indicator at the annual measurement, the Company enters into a curing period and a subsequent warranties renegotiation, not characterizing the possibility of a default event.

b) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 119.8 million on March 31, 2016, are guaranteed by the assets being financed.

c) Credit Lines

In June 2009, the subsidiaries of the Company, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A., obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of March 31, 2016, the outstanding balance of this credit facility was R$ 822.5 million.

As from October 2015, the Company made purchases from domestic suppliers of inputs, which discounted the bills with financial institutions through credit line, which is basically the sale of receivables without recourse, with interest rates ranging around 1.15% p.m.. On March 31, 2016 , the present value of these liabilities related to these purchases amounted to R$ 93,599 and these values are presented in the “Short-term debt” account in Current liabilities . The average maturity of these bills ranges from 165-180 days.

In November 2015, the Company concluded the renewal and increase of the volume of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 250 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 750 million for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The total term of the transaction is 3 years and the following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. As of March 31, 2016, the outstanding balance of this credit line was US$ 441 million (R$ 1.57 billion as of March 31, 2016).

NOTE 12 — DEBENTURES

		Quantity as of March 31, 2016
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2016	December 31, 2015
3rd- A and B	May 27,1982	144,000	133,370	06/01/2021	55,471	64,184
7th	July 14, 1982	68,400	61,904	07/01/2022	44,286	43,928
8th	November 11, 1982	179,964	164,663	05/02/2023	68,151	75,061
9th	June 10, 1983	125,640	123,818	09/01/2024	12,421	13,888
11th - A and B	June 29, 1990	150,000	142,702	06/01/2020	47,165	49,801
Total Consolidated					227,494	246,862

Non-current					227,494	246,862

Maturities of long-term amounts are as follows:

	March 31, 2016	December 31, 2015
2020	47,165	49,801
2021	55,471	64,184
2022 on	124,858	132,877
	227,494	246,862

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional interest rate was 13.73% and 13.24% for the three-month period ended on March 31, 2016 and year ended on December 31, 2015, respectively.

The Company has guarantees provided by the parent entity for debentures of the 7ª, 8ª, 9ª and 11ª issuances.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, FIDC Obligation, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2016		December 31, 2015
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	4,730,025	4,730,025	5,648,080	5,648,080
Short-term investments	794,989	794,989	1,270,760	1,270,760
Trade accounts receivable	4,527,641	4,527,641	4,587,426	4,587,426
Related parties	60,162	60,162	54,402	54,402
Unrealized gains on derivatives	20,716	20,716	43,601	43,601
Judicial Deposits	1,773,325	1,773,325	1,703,367	1,703,367
Other current assets	439,431	439,431	454,140	454,140
Other non-current assets	402,471	402,471	490,583	490,583
Liabilities
Trade accounts payable	3,343,318	3,343,318	3,629,788	3,629,788
Loans and Financing	23,456,415	22,021,502	26,213,995	23,115,570
Debentures	227,494	227,494	246,862	246,862
Related Parties	—	—	896	896
Obligations with FIDC	896,147	896,147	853,252	853,252
Other current liabilities	724,819	724,819	829,182	829,182
Other non-current liabilities	640,962	640,962	690,766	690,766
Unrealized losses on derivatives	22,084	22,084	—	—

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the effects of the fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 17). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less or equal to 2.5 times
Net Financial Expenses Coverage Ratio	greater or equal to 5.5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	March 31, 2016	March 31, 2015
Foreign currency sensitivity analysis	5%	235,157	225,346
Interest rate changes sensitivity analysis	10 bps	82,855	92,852
Sensitivity analysis of changes in prices of products sold	1%	100,845	104,474
Sensitivity analysis of changes in raw material and commodity prices	1%	61,584	60,441
Currency Swaps	10bps/5%	10,997	10,738
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	27,272	9,052

Foreign currency sensitivity analysis:  As of March 31, 2016, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 235,157 and R$ 150,877 after the effects of changes in the net investment hedge described in note 13.f, as of March 31, 2016 (R$ 225,346 and R$ 142,245 of March 31, 2015, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 82,855 as of March 31, 2016 (R$ 92,852 as of

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

March 31, 2015) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the three month period ended on March 31, 2016, totals R$ 100,845 (R$ 104,474 as of March 31, 2015) and the variation in the price of raw materials and other inputs totals R$ 61,584 as of March 31, 2016 (R$ 60,441 as of March 31, 2015). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the interest rate, and its impacts in the swaps mark to market. There variations represent an income or expense of R$ 10,997 (income of R$ 10,738 as of March 31, 2015). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso, Argentinean Peso and Indian Rupee and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso, Argentinean Peso and Indian Rupee represents a gain of R$ 27,272 as of March 31, 2016 (R$ 9,052 as of March 31, 2015) and a decrease of 5% on the US Dollar against the Colombian Peso and Indian Rupee represents a loss in the same amount presented above. The Dollar/Colombian Peso, Dollar/Argentinean Peso and Dollar/Indian Rupee forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2016 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	4,730,025	—	—	4,730,025
Short-term investments	—	794,989	—	794,989
Unrealized gains on financial instruments	—	—	20,716	20,716
Trade accounts receivable	4,527,641	—	—	4,527,641
Related parties	60,162	—	—	60,162
Judicial Deposits	1,773,325	—	—	1,773,325
Other current assets	439,431	—	—	439,431
Other non-current assets	402,471	—	—	402,471
Total	11,933,055	794,989	20,716	12,748,760
Financial result for the three-month period ended on March 31, 2016	(36,892)	155,151	—	118,259

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,343,318	3,343,318
Loans and Financing	—	23,456,415	23,456,415
Debentures	—	227,494	227,494
FIDC Obligation	—	896,147	896,147
Other current liabilities	—	724,819	724,819
Other non-current liabilities	—	640,962	640,962
Unrealized losses on financial instruments	22,084	—	22,084
Total	22,084	29,289,155	29,311,239
Financial result for the three-month period ended on March 31, 2016	(30,548)	(49,112)	(79,660)

December 31, 2015 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	5,648,080	—	—	5,648,080
Short-term investments	—	1,270,760	—	1,270,760
Unrealized gains on financial instruments	—	—	43,601	43,601
Trade accounts receivable	4,587,426	—	—	4,587,426
Related parties	54,402	—	—	54,402
Judicial Deposits	1,703,367			1,703,367
Other current assets	454,140	—	—	454,140
Other non-current assets	490,583	—	—	490,583
Total	12,937,998	1,270,760	43,601	14,252,359
Financial result for the three-month period ended on March 31, 2015	241,433	94,003	—	335,436

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,629,788	3,629,788
Loans and Financing	—	26,213,995	26,213,995
Debentures	—	246,862	246,862
Related parties	—	896	896
FIDC Obligation	—	853,252	853,252
Other current liabilities	—	829,182	829,182
Other non-current liabilities	—	690,766	690,766
Total	—	32,464,741	32,464,741
Financial result for the three-month period ended on March 31, 2015	(1,029)	(1,232,972)	(1,234,001)

As of March 31, 2016, the Company has derivative financial instruments such as currency swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments gains and losses are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value		Amount receivable		Amount payable
Contracts	Position		March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Forward
Maturity at 2016		long in US$	US$153.2 million	US$108.0 million	13,257	37,981	(22,084)	—

Cross currency swap
Maturity in 2017	receivable under the swap	Libor 6M + 2.25%	US$25.0 million	US$25.0 million	2,419	1,756	—	—
	payable under the swap	INR 11.02%

Maturity in 2018	receivable under the swap	Libor 6M +2%	US$40.0 million	US$40.0 million	5,040	3,864	—	—
	payable under the swap	INR 10.17%

Total fair value of financial instruments					20,716	43,601	(22,084)	—

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	March 31, 2016	December 31, 2015
Unrealized gains on financial instruments
Current assets	13,257	37,981
Non-current assets	7,459	5,620
	20,716	43,601
Unrealized losses on financial instruments
Current liabilities	(22,084)	—
	(22,084)	—

	March 31, 2016	March 31, 2015
Net Income
Gains on financial instruments	27,333	16,666
Losses on financial instruments	(48,853)	(1,029)
	(21,520)	15,637
Other comprehensive income
Gains on financial instruments	2,319	3,579
	2,319	3,579

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.7 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 1.0 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the funds to purchase these investments abroad.

The Company has proven the effectiveness of the hedge from its designation dates and demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount of R$ 918,971 for the three month period ended on March 31, 2016 (loss of R$ 1,601,878 for the three month period ended on March 31, 2015).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2016, the Company had some assets that the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2016 and December 31, 2015, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015

Current assets
Cash and cash equivalents	4,730,025	5,648,080	—	—	4,730,025	5,648,080
Short-term investments - Held for Trading	794,989	1,270,760	279,290	476,154	515,699	794,606
Trade accounts receivable	4,527,641	4,587,426	—	—	4,527,641	4,587,426
Unrealized gains on financial instruments	13,257	37,981	—	—	13,257	37,981
Other current assets	439,431	454,140	—	—	439,431	454,140

Non-current assets
Related parties	60,162	54,402	—	—	60,162	54,402
Unrealized gains on financial instruments	7,459	5,620	—	—	7,459	5,620
Other non-current assets	402,471	490,583	—	—	402,471	490,583
	10,975,435	12,548,992	279,290	476,154	10,696,145	12,072,838

Current liabilities
Trade accounts payable	3,343,318	3,629,788	—	—	3,343,318	3,629,788
Short-term debt	2,463,842	2,387,237	—	—	2,463,842	2,387,237
Unrealized losses on financial instruments	22,084	—	—	—	22,084	—
Other current liabilities	724,819	829,182	—	—	724,819	829,182

Non-current liabilities
Long-term debt	20,992,573	23,826,758	—	—	20,992,573	23,826,758
Debentures	227,494	246,862	—	—	227,494	246,862
FIDC Obligation	896,147	853,252	—	—	896,147	853,252
Other non-current liabilities	640,962	690,766	—	—	640,962	690,766
	29,311,239	32,463,845	—	—	29,311,239	32,463,845

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	March 31, 2016	December 31, 2015
a) Tax provisions
ICMS (state VAT)	27,179	26,896
Corporate Income Tax and Social Contribution Tax	37,335	36,630
Emergency Capacity Charge and Extraordinary Tariff Adjustment	35,438	34,742
Financing of social integration program and Social security financing	1,486,196	1,423,554
Other tax provisions and Social security contributions	45,361	47,981
b) Labor provisions	311,307	287,613
c) Civil provisions	57,007	47,314
	1,999,823	1,904,730

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

a) Tax Provisions

The tax provisions relate mainly to the discussions concerning the compensation of PIS credits, PIS and COFINS on other revenues and exclusion of ICMS from the PIS and COFINS tax base. With respect to proceedings dealing with the exclusion of ICMS from the calculation basis of PIS and COFINS, the Company and its subsidiaries are judicially depositing the amounts involved.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of March 31, 2016 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	March 31, 2016	December 31, 2015
Balance at the beginning of the year	1,904,730	1,576,355
(+) Additions	193,732	307,533
(+) Monetary variation	79,514	144,900
(-) Reversal of accrued amounts	(176,988)	(129,119)
(-/+) Foreign exchange effect on provisions in foreign currency	(1,165)	5,061
Balance at the end of the year	1,999,823	1,904,730

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely) and due to this classification accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiary Gerdau Aços Longos S.A., Gerdau Açominas S.A. and Gerdau Aços Especiais S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 1,250,991.

a.2) The Company and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 528,073.

a.3) Subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are parties to administrative proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax. Said proceedings relate to profits generated abroad and currently amount to R$ 1,464,337, of which (i) R$ 1,327,842 correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., whose voluntary appeals were partially granted in CARF’s lower court and are subject to special appeals currently pending in CARF’s higher court; and (ii) R$ 136,495 correspond to a proceeding involving Gerdau Aços Especiais S.A., whose voluntary appeal is still pending in CARF’s lower court. The amounts which are not subject to special appeal pending judgment of Gerdau Internacional Empreendimentos Ltda were referred for collection by the Federal Revenue Service Bureau and will be subject to judicial litigation by the Company.

a.4) Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 3,712,631, of which (i) R$ 1,278,643 correspond to three proceedings involving subsidiaries Gerdau Acos Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., whose voluntary appeals were granted in 2012 and are subject to special appeals filed by the Prosecutor of the National Treasury, currently pending in CARF’s higher court; (ii) R$ 1,905,894 correspond to a proceeding involving Gerdau Acos Longos S.A., whose voluntary appeal was

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

dismissed by CARF’s lower court in 2014 and is subject to a special appeal currently pending in CARF’s higher court; (iii) R$ 426,346 correspond to two proceedings involving Gerdau Aços Longos S.A., whose voluntary appeal is currently pending in CARF’s lower court; (iv) R$ 101,748 correspond to a proceeding involving Gerdau Aços Especiais S.A., the decision of which is currently pending in the Federal Revenue Service Bureau.

Decisions handed down to date in the proceedings relating to profits generated abroad and the deductibility of goodwill, as above mentioned, are being investigated in the context of the operation called Zelotes (“Operation”), which is the Brazilian Federal Police investigation to whether a number of corporate taxpayers attempted to influence the decisions of CARF through illegal means.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which would report to a Special Committee of the Board, to conduct an investigation to determine, among other things:  (i) whether, in light of current knowledge, proper protocol was followed in the hiring of firms representing the Company in cases before CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of a director or officer of the Company in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

The Internal Investigation is ongoing, and the Company is cooperating with the Federal Police an as of the date of the approval of these interim financial statements, the Company believes it is not possible to predict either the duration or the outcome of the Operation by the Federal Police or of the Internal Investigation.

The Company’s legal advisors confirm that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found during the discovery.

CADE, irrespective of the request for submission of evidence that a cartel does not exist made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company, for formation of a cartel and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, currently, awaits judgment in the lower court. In the event the irregularities in the process alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, in order to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the request of the first suit begun by Gerdau, but also indicates irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision (R$ 245,070 fine equal to 7% of the gross revenue in 1999, excluding taxes) until final court decision be reached, being offered a guarantee through a bank guarantee letter. On August 1, 2013, the Judicial Accounting updated the amount of the fine to R$ 417,820 and judgment has been rendered in that case and dismissed the action. The case is in the appeal stage. It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities that violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that the administrative proceeding presents irregularities, some of which are impossible to be remediated. With respect to the merit, Gerdau is certain that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 179,496. For these demands was not performed accounting accrual, since they were considered as possible losses, based on the opinion of its legal counsel.

Management considers that the risk of losses from other contingencies affecting the results or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2016	December 31, 2015
Tax	1,578,497	1,521,206
Labor	88,426	82,005
Civil	106,402	100,156
	1,773,325	1,703,367

IV) Eletrobrás Compulsory Loan

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or superior to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issue. Prior to the conversion of the credits into shares, those credits were adjusted through an indexer and quantifier, called Standard Unit (SU). It happens that the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of next year, resulting in a lack of monthly monetary adjustment during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction, subtracted by the methodology applied by Eletrobrás, the Company (understood to be legal entities existing at the time and later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, moratory and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, processes involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, in accordance with IAS 37, suggests that the inflow of economic benefits has become probable. However, it is not yet practicable to reasonably determine the realization of the gain in the form of fitting of resources arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which under the above standards, implies that such gains are not recorded until such conditions are demonstrably present.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	March 31, 2016	December 31, 2015
Assets
Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	5,731	43

Others
Fundação Gerdau	54,425	54,327
Others	6	32
	60,162	54,402

Liabilities
Parent company
Metalurgica Gerdau S.A.	—	(896)
	—	(896)

	For the three-month period ended
	March 31, 2016	March 31, 2015
Net financial income	(2,640)	649

b)             Operations with related parties

During the three-month period ended on March 31, 2016 and 2015, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 78,622 as of March 31, 2016 (R$ 84,710 as of Marh 31, 2015) and purchases in the amount of R$ 34,837 as of March 31, 2016 (R$ 38,740 as of March 31, 2015). The net balance totals R$ 43,785 as of March 31, 2016 (R$ 45,970 as of March 31, 2015).

During the three-month period ended on March 31, 2016 and 2015, the Company, through its subsidiaries, performed transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 952 (R$ 513 on March 31, 2015). Additionally , the Company recorded revenues of R$ 252 (R$ 232 on March 31, 2015), derived from rental agreement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of March 31, 2016	Balance as of December 31, 2015
Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Financing Agreements	333,616	apr/16 - mar/18	280,263	419,766
GTL Trade Finance Inc.	Subsidiary	10-year Bond	1,744,000	oct/17	2,844,985	3,379,741
GTL Trade Finance Inc.	Subsidiary	30-year Bond	1,118,000	apr/44	1,779,450	1,952,400
Diaco S.A.	Subsidiary	Financing Agreements	644,555	oct/16 - aug/18	545,394	626,694
Gerdau Holding Inc.	Subsidiary	10-year Bond	2,188,125	jan/20	1,980,976	2,364,520
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,117,750	jan/21	3,890,305	4,441,222
Gerdau Corsa S.A.P.I. de C.V.	Jointly-controlled entity	Financing Agreements	2,616,677	apr/16 - mar/19	2,520,465	2,880,430
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	10-year Bond	2,606,346	apr/24	3,643,580	4,289,681
Sipar Aceros S.A.	Subsidiary	Financing Agreements	409,778	jun/17-dec/20	496,451	557,683
Coquecol S.A.C.I.	Subsidiary	Financing Agreements	101,049	nov/16 - apr/19	92,531	101,525
Gerdau Trade Inc.	Subsidiary	10-year Bond	1,501,275	apr/23	2,133,682	2,341,060
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	348,595	nov/15 - feb/19	395,684	457,371
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	88,797	Undetermined	85,031	89,015
Comercial Gerdau Bolivia	Subsidiary	Financing Agreements	15,075	nov/16	14,236	15,619
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	2,960,203	jan/20 - feb/21	2,633,258	2,833,557
Gerdau Ameristeel Us. Inc.	Subsidiary	25-year Bond	103,596	oct/37	181,504	199,145
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	556,247	oct/24 - dec/30	344,551	353,023
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	53,438	may/16 - dec/16	57,954	55,433
Siderúrgica Zuliana, C.A.	Subsidiary	Financing Agreements	12,132	jun/16	106,767	117,144
Sidertul, S.A. de C.V.	Subsidiary	Financing Agreements	212,496	apr/16	74,649	82,832
Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	70,000	feb/20	63,000	70,000
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	900,000	jul/16	3,635	7,167

d)             Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 73,668 as of March 31, 2016 (R$ 73,485 as of December 31, 2015), which corresponds to 12,970 debentures (13,233 as of December 31, 2015).

e)              Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

f)               Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 10,073 for the three-month period ended on March 31, 2016 (R$ 21,951 for the three-month period ended on March 31, 2015). The contributions for pension plan, related to the management of the Company, totaled R$ 227 — Defined contribution plan for the three-month period ended on March 31, 2016 (R$ 380 for the three-month period ended on March 31, 2015).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 1,828 during the three-month period ended on March 31, 2016 (R$ 4,945 for the three-month period ended on March 31, 2015).

Additionally, for the three-month period ended on March 31, 2016, the compensation for the members of the Advisory Board was R$ 490 (R$ 0 in the three-month period ended on March 31, 2015).

NOTE 16 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 14 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. The single quota of this FIDC was sold in 2015 in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a substantial percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 896,147 recognized in the account “Payables to FIDC” (R$ 853,252 as of December 31, 2015).

NOTE 17 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2016		December 31, 2015
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,114,744,538	571,929,945	1,132,613,562
Repurchase of Shares	—	—	—	(19,923,200)
Exercise of stock option	—	758,509	—	2,054,176
Balance at the end of the period	571,929,945	1,115,503,047	571,929,945	1,114,744,538

On March 31, 2016, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2016						December 31, 2015
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	40,199,159	7.0	77,596,205	6.8	117,795,364	6.8	49,834,446	8.7	73,696,224	6.4	123,530,670	7.2
Foreign institutional investors	12,484,548	2.2	628,210,249	54.7	640,694,797	37.2	13,881,226	2.4	632,717,431	55.2	646,598,657	37.6
Other shareholders	69,533,584	12.1	156,855,109	13.7	226,388,693	13.2	58,501,619	10.2	155,489,399	13.6	213,991,018	12.4
Treasury stock	1,697,538	0.3	30,528,198	2.7	32,225,736	1.9	1,697,538	0.3	31,286,707	2.7	32,984,245	1.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	March 31, 2016				December 31, 2015
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	31,286,707	382,806	1,697,538	557	13,417,683	232,585
Repurchase of shares	—	—	—	—	—	—	19,923,200	186,033
Exercise of stock option	—	—	(758,509)	(20,577)	—	—	(2,054,176)	(35,812)
Balance at the end of the period	1,697,538	557	30,528,198	362,229	1,697,538	557	31,286,707	382,806

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 11.87. The Company acquired non-controlling interests in some subsidiaries using as part of the payment 30 million preferred shares of Gerdau S.A. (GGBR4), held in treasury, which are pending of approval by the Brazilian Securities Exchange Commission (CVM) and therefore, they are presented as treasury shares.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

NOTE 18 — EARNINGS PER SHARE (EPS)

Basic

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month period ended on
	March 31, 2016			March 31, 2015
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	2,948	5,747	8,695	98,908	194,154	293,062

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,114,984,958		571,929,945	1,122,679,347

Earnings per share (in R$) — Basic	0.01	0.01		0.17	0.17

Diluted

	For the three-month period ended on
	March 31, 2016	March 31, 2015
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	5,747	194,154
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	18	455
	5,765	194,609

Net income allocated to common shareholders	2,948	98,908
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(18)	(455)

	2,930	98,453

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,114,984,958	1,122,679,347
Potential increase in number of preferred shares outstanding in respect of stock option plan	10,112,552	7,841,588
Total	1,125,097,510	1,130,520,935

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.01	0.17

NOTE 19 — LONG-TERM INCENTIVE PLANS

a)            Stock Options Plan:

	March 31, 2016		December 31, 2015
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	1,074,246	18.36	2,448,973	19.53
Options Exercised	—	0.00	(25,210)	19.56
Options Forfeited	(291,786)	20.49	(1,349,517)	20.98
Available at the end of the period	782,460	18.06	1,074,246	18.36

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The average market price of the share in the three month period ended on March 31, 2016 was R$ 4.33 (R$ 7.70 in the year ended December 31, 2015).

As of March 31, 2016 the Company has a total of 30,528,198 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at March 31, 2016*
			R$
R$ 15.48	80,742	2.9	16.97	80,742
R$ 48.54	12,581	0.9	53.23	12,581
R$ 70.61	8,953	1.9	77.42	8,953
R$ 10,58 a R$ 29,12	680,184	5.0	16.76	19,425
	782,460			121,701

*The total of options vested that are exercisable on March 31, 2016 is 121,701 (127,899 on December 31, 2015).

During the three month period ended on March 31, 2016, the long-term incentive plans costs recognized in income were R$ 6,751 (R$ 6,542 on March 31, 2015).

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2016.

b) Restricted Shares and Performance Shares Summary:

Quantity on January 01, 2015	10,086,234
Granted	9,098,389
Forfeited/Canceled	(2,717,724)
Exercised	(3,941,643)
Quantity on December 31, 2015	12,525,256
Granted	12,914,087
Forfeited/Canceled	(816,853)
Exercised	(1,648,191)
Quantity on March 31, 2016	22,974,299

c) Other Plans — North America

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2016, an award of approximately US$ 9.8 million (R$ 34.9 million) was granted to participants under the EIP. The Company issued 2,524,529 RSUs, and 3,786,793 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In 2015, an award of approximately US$ 13.9 million (R$ 46.4 million) was granted to participants under the EIP. The Company issued 3,833,542 RSUs, and 1,792,456 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On March 31, 2016, there were 575,015 SARs and 102,276 stock options outstanding under the LTIP. These awards have been accrued over the vesting period of 4 years.

As of March 31, 2016 and December 31, 2015, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 0 and US$ 1 thousand (R$ 3.5 thousand), respectively.

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2016	March 31, 2015
Depreciation and amortization	(681,188)	(603,272)
Labor expenses	(1,839,281)	(1,715,404)
Raw material and consumption material	(6,158,368)	(6,454,058)
Freight	(592,997)	(562,789)
Other expenses/income, net	(604,070)	(633,148)
	(9,875,904)	(9,968,671)

Classified as:
Cost of sales	(9,271,833)	(9,335,523)
Selling expenses	(214,332)	(179,519)
General and administrative expenses	(429,554)	(480,442)
Other operating income	47,224	56,851
Other operating expenses	(7,409)	(30,038)
	(9,875,904)	(9,968,671)

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2016	March 31, 2015
Income from short-term investments	40,878	59,016
Interest income and other financial incomes	34,912	50,100
Financial income total	75,790	109,116

Interest on debts	(397,235)	(318,929)
Monetary variation and other financial expenses	(127,867)	(53,135)
Financial expenses total	(525,102)	(372,064)

Exchange variations, net	509,430	(651,254)
Gains and Losses on derivatives, net	(21,520)	15,637
Financial result, net	38,598	(898,565)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 22 — SEGMENT REPORTING

On July 14, 2015, the Company announced a material fact regarding changes in the composition of its segments, with implementation as from the 2015 third quarter results financial statements, in order to capture greater strategic and operating synergies in the customer service operations for the South American, North American and Brazilian markets: (a) the operations in Mexico and the Joint Ventures in the Dominican Republic, Guatemala and Mexico become part of the North America Business Operation, which is currently formed by the long steel operations in Canada and United States; (b) the South America Business Operation is created, which will be formed by the long steel operations in Argentina, Chile, Colombia, Peru, Venezuela and Uruguay; (c) the Iron Ore operations become part of the Brazil Business Operation, which is currently formed by the long and flat steel operations in Brazil and the metallurgical coal and coke operations in Colombia: (d) the Special Steel Business Operation will remain unchanged, which is formed by the special steel operations in Brazil, Spain, United States and India.

For disclosure purposes, the comparative information has been modified regarding the originally presented information, in order to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Net sales	2,693,582	3,314,194	4,296,789	3,836,732	1,236,021	1,319,539	2,170,259	2,245,720	(312,140)	(268,809)	10,084,511	10,447,376
Cost of sales	(2,472,148)	(2,805,288)	(3,995,486)	(3,600,115)	(1,031,287)	(1,163,106)	(2,083,978)	(2,035,826)	311,066	268,812	(9,271,833)	(9,335,523)
Gross profit	221,434	508,906	301,303	236,617	204,734	156,433	86,281	209,894	(1,074)	3	812,678	1,111,853
Selling, general and administrative expenses	(193,465)	(221,264)	(220,725)	(180,288)	(71,331)	(80,331)	(100,989)	(96,857)	(57,376)	(81,221)	(643,886)	(659,961)
Other operating income (expenses)	4,367	4,859	3,671	2,092	108	(1,192)	10,650	3,221	21,019	17,833	39,815	26,813
Equity in earnings of unconsolidated companies	—	—	(13,556)	2,799	—	(1,276)	—	—	5,975	5,012	(7,581)	6,535
Operational income (Loss) before financial income (expenses) and taxes	32,336	292,501	70,693	61,220	133,511	73,634	(4,058)	116,258	(31,456)	(58,373)	201,026	485,240
Finacial result, net	(166,026)	(142,446)	(4,250)	(27,421)	(11,268)	(18,102)	(44,486)	(58,265)	264,628	(652,331)	38,598	(898,565)
Income (Loss) before taxes	(133,690)	150,055	66,443	33,799	122,243	55,532	(48,544)	57,993	233,172	(710,704)	239,624	(413,325)
Income and social contribution taxes	34,396	(36,536)	33,840	34,408	(40,326)	(33,387)	5,285	(22,145)	(258,633)	738,346	(225,438)	680,686
Net income (Loss)	(99,294)	113,519	100,283	68,207	81,917	22,145	(43,259)	35,848	(25,461)	27,642	14,186	267,361

Supplemental information:
Net sales between segments	270,237	222,054	22,837	17,075	1,432	643	17,634	29,037	—	—	312,140	268,809

Depreciation/amortization	215,305	228,233	237,555	178,116	49,834	53,179	178,495	143,745	—	—	681,189	603,273

	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Investments in associates and jointly-controlled entities	—	—	1,149,083	1,301,201	—	—	1,984	2,082	95,578	89,599	1,246,645	1,392,882
Total assets	20,075,348	20,791,119	23,350,884	27,900,130	6,126,944	6,470,593	15,466,560	17,077,208	(14,926)	(2,144,341)	65,004,810	70,094,709
Total liabilities	11,720,115	12,831,815	4,372,612	7,214,899	2,293,970	2,451,835	8,319,864	9,369,552	8,012,067	6,256,225	34,718,628	38,124,326

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Net sales	2,700,723	3,614,155	1,516,817	1,607,576	5,027,566	4,479,384	839,405	746,261	10,084,511	10,447,376

	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Total assets	23,951,699	22,803,505	8,103,318	9,327,457	31,169,073	36,048,019	1,780,720	1,915,728	65,004,810	70,094,709

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the test performed for the year ended on 2015, the Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows, therefore, an increase of 0.5% in the discount rate to discount the cash flow of each segment would result in recoverable amounts that are below the book value as follows: a) North America: R$ 1,452 million; b) Special Steel: R$ 582 million; c) South America: R$ 354 million; and d) Brazil: R$ 765 million. On the other hand, a decrease of 0.5% in the perpetuity growth rate used in the discounted cash flow for each segment would result in recoverable amounts below the book value as follows: a) North America: R$ 1,076 million; b) Special Steel: R$ 428 million; c) South America: R$ 253 million; and d) Brazil: R$ 514 million.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on March 31, 2016 is required.

The Company will maintain over 2016  its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I)  On April 29, 2016, the Company announced a material fact reporting the transfer of treasury shares in connection with the acquisition of non-controlling interest in subsidiaries performed in 2015. Since a part of the operation involves a private negotiation that depends on authorization from the Securities and Exchange Commission of Brazil (“CVM”), the Company requested authorization to transfer the shares held in treasury. CVM granted said authorization and the Company was informed of the same through Official Letter 110/2016-CVM/SEP/GEA-2. CVM conditioned the consummation of the operation to the disclosure of certain information, related specifically to the portion of the operation transacted with ArcelorMittal, in addition to that disclosed above, describing “the goals and economic impacts expected from the operation, considering the amounts paid” and “the reasons why the board members are comfortable that the operation is beneficial to Gerdau.” Therefore, the Company announces to its shareholders and the market in general that it concluded on this date the assignment and transfer of 30 million preferred shares of Gerdau S.A. (GGBR4) held in treasury to ArcelorMittal. The Company clarifies that, with regard to the goals and economic impacts expected from the operation, considering also the amounts paid, with a view to a possible transformation of these companies in the future into wholly-owned subsidiaries and/or the merger thereof. Additionally, it consolidates the receipt of dividends and improves access to capital markets. The operation was approved as it meets the interests of Gerdau, and the Board Members of the Company were confident that the operation is beneficial for Gerdau considering the market opportunity and the feasibility of achieving the abovementioned goals in light of the prices paid. While evaluating the prices, the directors considered the economic valuations made through independent report, the financial instruments used, the payment timeframe, the capture of value through a more concentrated cash flow and the Company’s long-term vision.

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